EXHIBIT 99.1







                        Travelers Group Makes Investment

                              in FOCUS Enhancements

                     7% Equity Position Secured by Travelers


SUDBURY, MASS., September 26, 1997 - FOCUS Enhancements, Inc. (NASDAQ: FCSE, FCSEW) announced today that Travelers Group (NYSE: TRV), through an affiliated entity, purchased 1 million shares of the Company's common stock in a private placement pursuant to Regulation D promulgated under the Securities Act of 1933.

The common stock was sold on September 10, 1997 and provides the company total net proceeds of $3,620,000 which will be used to retire certain short-term debt as well as for general working capital purposes. Pursuant to the Act, the Company has agreed to register the common stock issued to the purchaser within 90 days of the closing.

"We value Wall Street's recognition of the accomplishments we have achieved this year, and are especially pleased that Travelers Group has acknowledged FOCUS' performance and future prospects with its substantial investment," commented Thomas L. Massie, chairman and chief executive officer of FOCUS.

                                    - more -


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FOCUS Enhancements, Travelers Group Makes Investment                    Page 2

Travelers Group is one of the nation's largest diversified financial services companies, with approximately $159 billion in assets. Through its operating subsidiaries - Smith Barney, Travelers Life & Annuity, Primerica Financial Services, Travelers Property Casualty Corp. (NYSE: TAP) and Commercial Credit Company - the company provides investment and consumer finance services, as well as a broad range of life and property and casualty insurance.

FOCUS Enhancements, Inc. is an industry leader in the development and marketing of advanced, proprietary video scan conversion products for the rapidly converging, multi-billion dollar computer and television industries. The Company's products, which are sold globally through Original Equipment Manufacturers (OEMs) and resellers, merge computer-generated graphics and television displays for presentations, training, education, video teleconferencing, internet viewing, and home gaming markets. In addition, the Company is developing a family of products that will enable the current installed base of televisions, VCRs, and camcorders to remain functional in upcoming HDTV environments.

Forward-looking statements in this release are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the Company's products, increased levels of competition for the Company; new products and technological changes, the Company's dependence upon third-party suppliers, intellectual property rights and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission.

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